CND FINANCIAL LTD.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS		
Cash	$	20,626
Accounts Receivable		1,081
Prepaid expenses		45
TOTAL ASSETS	**$**	**21,752**
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable and accrued expenses	$	5,246
Partners' Capital		16,506
TOTAL LIABILITIES & PARTNERS' CAPITAL	**$**	**21,752**

The accompanying notes are an integral part of these financial statements.